UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,414,969*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,414,969*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,414,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,960

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,960

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,028

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,028

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,028

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,196*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 78,196*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,507,153

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.8%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 3.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,638*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 115,638*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,544,595

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.0%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 4.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 186,762*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 186,762*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,719

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.4%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 5.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 447,999*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 447,999*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.9%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 6.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 72,602*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 72,602*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,501,559

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.7%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 7.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,673*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 50,673*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,479,630

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.6%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 8.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 113,173*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 113,173*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,542,130

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.0%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 9.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 102,047*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 101,214*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,531,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 10.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,033*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 27,033*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,455,990

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 11.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,053*

	6.	Shared Voting Power 3,428,957**

	7.	Sole Dispositive Power 41,053*

	8.	Shared Dispositive Power 3,428,957**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,470,010

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.5%

12.	Type of Reporting Person (See Instructions) IN

*     See Exhibit A, Note 12.

**   Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,428,957*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,428,957*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,428,957

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.3%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2009
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G – THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned		% of
Name of Originator	Individual	Aggregate	Total Shares

Sutter Hill Ventures, A California Limited Partnership	3,414,969	Note 1	21.2%

Sutter Hill Entrepreneurs Fund (AI), L.P.	3,960		0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	10,028		0.1%

Total of Sutter Hill Funds	3,428,957

David L. Anderson	78,196 Note 3			0.5%
		3,507,153	Note 2	21.8%

G. Leonard Baker, Jr.	115,638 Note 4			0.8%
		3,544,595	Note 2	22.0%

William H. Younger, Jr.	186,762 Note 5			1.2%
		3,615,719	Note 2	22.4%

Tench Coxe	447,999 Note 6			2.9%
		3,876,956	Note 2	23.9%

Gregory P. Sands	72,602 Note 7			0.5%
		3,501,559	Note 2	21.7%

James C. Gaither	50,673 Note 8			0.3%
		3,479,630	Note 2	21.6%

James N. White	113,173 Note 9			0.7%
		3,542,130	Note 2	22.0%

Jeffrey W. Bird	102,047 Note 10			0.7%
		3,531,004	Note 2	21.9%

David E. Sweet	27,033 Note 11			0.2%
		3,455,990	Note 2	21.5%

Andrew T. Sheehan	41,053 Note 12			0.3%
		3,470,010	Note 2	21.5%

Michael L. Speiser	0			0.0%
		3,428,957	Note 2	21.3%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 879,720 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) plus all shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person's pecuniary interest therein.

Note 3:  Comprised of 6,837 shares held in The Anderson Living Trust of which the reporting person is the trustee, 67,193 shares (including 16,773 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person and 4,166 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership's shares except as to the reporting person's pecuniary interest therein.

Note 4:  Comprised of 68,672 shares (including 14,374 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The Baker Revocable Trust of which the reporting person is a trustee and 46,966 (including 10,844 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership's shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Comprised of 21,507 shares held in The Younger Living Trust of which the reporting person is the trustee, 78,757 shares (including 22,502 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner, 84,046 shares (including 19,607 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person and 2,452 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust's and the partnership’s shares except as to the reporting person's pecuniary interest therein. The reporting person disclaims beneficial ownership of the children’s shares.

Note 6:  Comprised of 444,805 shares (including 109,437 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The Coxe Revocable Trust of which the reporting person is a trustee and 3,194 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust's shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Comprised of 68,588 shares (including 17,594 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 4,014 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest therein.

Note 8:  Comprised of 6,329 shares held in The Gaither Revocable Trust of which the reporting person is the trustee and 44,344 shares (including 11,729 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9:  Comprised of 109,097 shares (including 29,324 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The White Family Trust of which the reporting person is a trustee and 4,076 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10:  Comprised of 99,878 shares (including 23,459 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee, 919 shares held by a retirement trust for the benefit of the reporting person and 1,250 shares of director’s options which are fully vested within 60 days after 12/31/08. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.

Note 11:  Comprised of 2,302 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 24,731 shares (including 5,864 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 41,053 shares (including 11,729 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.